United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (filed with the SEC on September 30, 2021).

This report includes certain financial information as of and for the six months ended June 30, 2021 that we are incorporating by reference into our registration statement on Form F-3. The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2020 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 29, 2021.

Condensed Consolidated Financial Data of América Móvil

	For the six months ended June 30,
	2020		2021

	(in thousands of Mexican pesos)
	(unaudited)		(unaudited)
Income Statement Data
Operating revenues:
Service revenues	Ps.	431,466,384	Ps.	420,340,510
Sales of equipment		70,178,672		80,352,455

Total operating revenues		501,645,056		500,692,965
Operating costs and expenses:
Cost of sales and services		228,502,269		231,735,930
Commercial, administrative and general expenses		110,707,895		99,433,998
Other expenses		2,199,366		2,919,659
Depreciation and amortization		80,416,880		80,749,936

Total operating costs and expenses		421,826,410		414,839,523
Operating income		79,818,646		85,853,442
Net interest expense		(18,351,546)		(17,104,592)
Foreign currency exchange (loss) gain, net		(94,099,176)		4,716,018
Valuation of derivatives, interest cost from labor obligations and other financial items, net		21,753,021		(6,300,229)
Equity interest in net result of associated companies		(283,872)		16,123

(Loss) profit before income tax		(11,162,927)		67,180,762
Income tax		(3,864,279)		20,320,070

Net (loss) profit for the period		(7,298,648)		46,860,692

Net (loss) profit for the period attributable to:
Equity holders of the parent		(9,361,731)		44,625,957
Non-controlling interests		2,063,083		2,234,735

	Ps.	(7,298,648)	Ps.	46,860,692

	As of December 31, 2020		As of June 30, 2021

	(in thousands of Mexican pesos)
	(audited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	360,223,237	Ps.	364,918,720
Total non-current assets		1,264,824,990		1,242,161,510

Total assets		1,625,048,227		1,607,080,230

Total current liabilities		507,310,678		505,417,740
Long-term debt		480,299,772		470,359,823
Long-term liability related to right-of-use of assets		84,259,336		75,518,343
Deferred income taxes		49,067,163		49,555,610
Deferred revenues		2,875,467		2,577,231
Asset retirement obligations		17,887,991		15,984,696
Employee benefits		168,230,202		171,173,660

Total liabilities		1,309,930,609		1,290,587,103
Equity:
Capital stock		96,341,695		96,338,784
Retained earnings:
Prior periods		267,865,420		278,576,619
Profit (loss) for the period		46,852,605		44,625,957

Total retained earnings		314,718,025		323,202,576
Other comprehensive loss items		(160,580,917)		(166,448,469)

Equity attributable to equity holders of the parent		250,478,803		253,092,891
Non-controlling interests		64,638,815		63,400,236

Total equity		315,117,618		316,493,127

Total liabilities and equity	Ps.	1,625,048,227	Ps.	1,607,080,230

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer